SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: June 23, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                              .)

Enclosed:

Amendment to By-laws and Articles
Report of Voting Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: June 22, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

IVANHOE MINES LTD.

Report of Voting Results
(Section 11.3 of National Instrument 51-102)

In respect of the Annual Meeting of shareholders of Ivanhoe Mines Ltd. (the “Company”) held June 10, 2004 (the “Meeting”), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

Amendment of By-Law No. 1 — The shareholders ratified the amendments to By-Law No. 1 which (a) increase the quorum requirements for meetings of shareholders in accordance with Nasdaq Stock Market Inc. requirements; and (b) set the number of positions, within the minimum and maximum number of directors prescribed by the articles of the Company that are open for election at an annual general meeting of the shareholders of the Company, by a resolution passed by a majority of the votes cast on a show of hands vote on the resolution.

Capital Raising — The shareholders approved the resolution to approve the issuance of up to 50 million Equity Securities (in addition to any other securities issuable without shareholder approve approval in compliance with the Australian Stock Exchange (“ASX”) Listing Rules) to such allottee and at such issue price(s) determined by the directors as set out in the Management Proxy Circular, such issue(s) to take place, subject to any applicable ASX waiver, during the period from the date of the Meeting until the date of the Company’s annual general meeting in 2005, by a resolution passed by a majority of the votes cast on a show of hands vote on the resolution.

Amendment to the Articles — the shareholders approved a special resolution authorizing the Company to amend its Articles to increase the maximum number of directors to 12 directors. The shareholders present in person or represented by proxy at the Meeting voted as follows:

	Votes	% of Votes Cast
For:	191,531,768	99.76%
Against:	451,537.24%

Total Votes:	191,983,305	100.00%

Election of Directors — The nine nominees set forth in the Company’s Management Proxy Circular dated 16 April 2004 were elected as directors to hold office for the ensuing year or until their successors are elected or appointed, by resolution passed by a majority of the votes cast on a show of hands vote on the resolution.

Appointment of Auditors — Deloitte & Touche LLP was reappointed as auditor of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, by a resolution passed by a majority of the votes cast on a show of hands vote on the resolution.

Dated at Vancouver, British Columbia this 15th day of June, 2004.

IVANHOE MINES LTD.

By:	/s/ Beverly A. Bartlett
Beverly A. Bartlett, Corporate Secretary

654 – 999 Canada Place, Vancouver, B.C. Canada V6C 3E1
Tel: 604-688-5755 Fax: 604-682-2060 E-mail: info@ivanhoemines.com, www.ivanhoe-mines.com

IVANHOE MINES LTD.

Amendment to By-laws and Articles

At a meeting of the Company’s shareholders held on June 10, 2004 (the “Meeting”) the following amendment to By-law No. 1 was ratified by the shareholders:

•	An amendment to section 9.6 of By-law No. 1 to amend the quorum requirements for the transaction of business at any meeting of the shareholders, such that section 9.6 now reads that: “A quorum for the transaction of business at any meeting of the shareholders is at least one individual present at the commencement of the meeting holding or representing by proxy the holder or holders of, shares carrying not less than thirty-three and one-third percent (33 1/3%) of the votes eligible to be cast at the meeting.”

•	Approval of a new provision 9.20 of By-law No. 1 (Election of Directors) that provides “For as long as the articles prescribe a minimum and maximum number of directors, the number of directors to be elected at an annual meeting of shareholders will be equal to the number of nominees for election named in the management proxy circular sent to the shareholders by management in connection with management’s solicitation of proxies in respect of such annual meeting provided that such number is not less than the minimum number, nor greater than the maximum number, of directors prescribed by the articles.”

At the Meeting the shareholders also passed a special resolution to amend the Company’s Articles to increase the maximum number of directors from 9 to 12, which amendment was filed with the Registrar of Corporations under the Yukon Business Corporations Act on June 18, 2004.

Dated: June 22, 2004

IVANHOE MINES LTD.

“Beverly A. Bartlett”

Beverly A. Bartlett
Corporate Secretary